[redacted]

09056931

Mail Processing
Section

APR 01 2009

Washington, DC
105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INTERCAM SECURITIES, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1221 BRICKELL AVENUE
(No. and Street)

MIAMI (City) FL (State) 33131 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
EDUARDO SOLORZANO 307-377-8008
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC
(Name – *if individual, state last, first, middle name*)

406 LIPPINCOTT DRIVE, STE J, MARLTON NJ 08053
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, EDUARDO SOLORZANO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INTERCAM SECURITIES, INC., as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[signature]
Signature

PRESIDENT
Title

[signature]
Notary Public

CARIDAD VELAZQUEZ
Notary Public - State of Florida
My Commission Expires Jan 7, 2010
Commission # DD502543
Bonded By National Notary Assn.

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive, Suite J
Marlton NJ, 08053
(856) 355-5900 Fax (856) 396-0022

INDEPENDENT AUDITORS' REPORT

To the Shareholders
Intercam Securities, Inc.
Miami, FL

We have audited the accompanying statement of financial condition of Intercam Securities, Inc. as of December 31, 2008 and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercam Securities, Inc. as of December 31, 2008 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying index are presented for the purpose of additional analyses and are not a required part of the basic financial statements, but are supplemental information required by Rule 17 a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, NJ

February 27, 2009

INTERCAM SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

ASSETS

ASSETS		
Cash and cash equivalents	$	498,980
Certificate of deposit		35,504
Other receivable		1,390
Prepaid expenses		380
Property and equipment, net		65,174
Other assets		1,035
TOTAL ASSETS	$	602,463

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	3,505
Subordinated loan - Related party		450,000
Total liabilities		453,505
COMMITMENTS		-
STOCKHOLDERS' EQUITY		
Common stock, $.01 par value, 1,000 shares authorized, 350 shares issued and outstanding.		4
Additional paid-in-capital		349,996
Accumulated deficit		(201,042)
Total stockholders' equity		148,958
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	602,463

The accompanying notes are an integral part of these financial statements.

INTERCAM SECURITIES, INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE	
Interest income	$ 2,630
TOTAL REVENUES	2,630
EXPENSES	
Compensation	48,794
Depreciation and amortization	3,069
Professional fees	69,432
Registration fees	3,965
Rent	28,202
Travel costs	9,842
Other	16,320
TOTAL EXPENSES	179,624
LOSS BEFORE PROVISION FOR INCOME TAXES	(176,994)
Provision for income taxes	-
NET LOSS	$ (176,994)

The accompanying notes are an integral part of these financial statements.

INTERCAM SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock			Retained	
	Shares	Amount	Paid-in capital	Deficit	Total
Balance, January 1, 2008	250	$ 3	$ 249,997	$ (24,048)	$ 225,952
Issuance of shares	100	1	99,999	-	100,000
Net loss	-	-	-	(176,994)	(176,994)
Balance, December 31, 2008	350	$ 4	$ 349,996	$ (201,042)	$ 148,958

The accompanying notes are an integral part of these financial statements.

INTERCAM SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$(176,994)
Adjustments to reconcile net loss to net cash used in operating activities:	
Miscellaneous adjustment	(44)
Depreciation and amortization	3,069
Changes in assets and liabilities:	
(Increase) in accounts receivable	(1,390)
(Increase) in prepaid expenses	(380)
(Increase) in other assets	(1,035)
(Decrease) in accounts payable and accrued expenses	(2,592)
Total adjustments	(2,372)
Net cash used in operating activities	(179,366)
CASH FLOWS FROM INVESTING ACTIVITIES	
Acquisition of property and equipment	(68,243)
Acquisition of certificate of deposit	(35,504)
Net cash used in investing activities	(103,747)
CASH FLOWS FROM FINANCING ACTIVITIES	
Subordinated loan - related party	450,000
Proceeds from stock issuance	100,000
Net cash provided by financing activities	550,000
INCREASE IN CASH AND CASH EQUIVALENTS	266,887
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	232,093
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 498,980
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:	
Cash paid during the year for the following:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS AND ORGANIZATION

Intercam Securities, Inc. ("Company") is a registered broker-dealer in securities under the provisions of the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA").

The Company was organized as a Corporation in the state of Florida on September 19, 2007. The Company is headquartered in Miami, Florida and began operations in April 2007.

The Company entered into an agreement ("Agreement") in January 2009 with a clearing broker ("Broker") to clear securities transactions, carry customers' accounts on a fully disclosed basis and perform certain recordkeeping functions. However, the Company operated under the exemptive provisions of the Securities and Exchange Commission ("SEC") Rule 15c3-3(k)(2)(ii) as if it had retained a clearing broker throughout the year.

SECURITIES TRANSACTIONS

Securities transactions and related commission revenues and expenses are recorded on a trade date basis. Securities listed on a national exchange are valued at the last sales price on the date of valuation. Securities not listed on a national exchange are valued at the last sales price on the date of valuation or, if such price is not available, at the bid price for securities owned and the ask price for securities sold but not yet purchased at the close of business.

INCOME TAXES

The income tax benefit is computed on the pretax loss based on the current tax law. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each year-end based on enacted tax laws and statutory tax rates.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments and other short-term investments with an initial maturity of three months or less to be cash equivalents.

The Company maintains cash and cash equivalent balances at financial institutions, which are insured by the Federal Deposit Insurance Corporation or Securities Investor Protection Corporation up to $250,000. The Company had $248,035 in excess of the federally insured limits at December 31, 2008.

OTHER RECEIVABLE

Other receivable represents an amount due from an overpayment made during the year. It is anticipated the amount will be received within the current year.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is recognized in income for the period. The costs of maintenance and repairs are charged to income as incurred; significant renewals and betterments are capitalized. Deduction is made for retirements resulting from renewals or betterment.

NOTE 2. CLEARING AGREEMENT

In accordance with the proposed Agreement, all of the Company's property held by the Broker including, but not limited to, securities, deposits, monies and receivables will be used as collateral to secure the Company's liabilities and obligations to the Broker.

The Company will maintain, as collateral against losses due to potential nonperformance by its customers, deposits to cover its inventory and outstanding customer positions.

NOTE 3. REGULATORY NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule, which requires the maintenance of minimum regulatory net capital and requires that the ratio of aggregate indebtedness to regulatory net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2008, the Company had a regulatory net deficit of $11,213 and a minimum regulatory net capital requirement of $56,688.

The Company was not in compliance with the SEC's Uniform Net capital Rule as of December 31, 2008. This noncompliance was cured on January 20, 2009 (See Note 9).

Under the provisions of Rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers and is not subject to certain other requirements of the Customer Protection Rule.

NOTE 4. COMMITMENTS

Customer Transactions

In the normal course of business, the Company will execute, as agent, securities transactions on behalf of its customers. If the agency transactions do not settle because of failure to perform by either the customer or the counterparty, the Company may be obligated to discharge the obligation of the nonperforming party and, as a result, is subject to market risk if the market value of the securities is different from the contract amount of the transactions.

The Company does not anticipate nonperformance by customers or counter parties in the above situations. The Company's policy is to monitor its market exposure and counter party risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each counter party and customer with which it conducts business.

NOTE 5. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2008 is as follows:

Office equipment and furniture	$ 8,768
Furniture and fixtures	25,071
Leasehold improvements	34,404
Less: Accumulated depreciation	(3,069)
	$ 65,174

Depreciation expense was $3,069 for the year ended December 31, 2008.

NOTE 6. RELATED PARTY TRANSACTION

The Company is a wholly-owned subsidiary of Corporativo Y Asesoria ICC, ("Parent Organization") a foreign holding company located in Mexico specializing in financial service company management.

The Company paid consulting fees in the amount of $47,477 for the year ended December 31, 2008 to a related party entity owned 100% by the Company's president.

The Parent Organization has loaned $450,000 to the Company in the form of subordinated debt (See Note 7).

NOTE 7. SUBORDINATED DEBT – RELATED PARTY

The Company has a subordinated loan in the amount of $450,000. The loan proceeds were advanced by the Parent Organization. The loan matures January 2014 with a balloon payment and has a stated interest rate of 5% per annum. The proceeds of the loan were used as part of the Company's capital structure and are subject to the risks of the business (See Note 9).

NOTE 8. COMMITMENT AND CONTINGENCY

The Company negotiated a five (5) year lease for its offices in Miami, Florida on April 3, 2008. The initial monthly base lease amount is $5,180 plus the pro rata share of taxes and CAM charges. Total rent expense paid for the year ended December 31, 2008 was $28,202. The following is the minimum lease payment schedule for the next 5 years:

2009	$ 64,025
2010	65,949
2011	67,917
2012	69,960
2013	17,490
Total	$ 285,341

NOTE 9. SUBSEQUENT EVENT

On January 20, 2009, the Company received a favorable ruling from the Financial Industry Regulatory Authority ("FINRA") with regards to a subordinated loan received from the Parent Organization. The subordinated loan was approved as equity for net capital purposes and has been included as such since the date of approval (See Note 7).

SUPPLEMENTAL INFORMATION

INTERCAM SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
AND STATEMENT PURSUANT TO RULE 17a-5(d)(4) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1

Computation of Net Capital	
Total members' equity from statement of financial condition	$ 148,958
Less: Non-allowable assets	
Certificate of deposit	35,504
Other receivable	1,390
Prepaid expenses	380
Other assets	1,035
Property and equipment, net	65,174
Tentative net capital	45,475
Haircut valuations and undue concentration	-
NET CAPITAL	$ 45,475
Computation of Basic Net Capital Requirement	
Minimum net capital required, the greater of $50,000 or 12.5% of aggregate indebtedness of $453,505, pursuant to Rule 15c3-1	$ 56,688
EXCESS NET DEFICIT	$ (11,213)
Computation of Aggregate Indebtedness	
Accounts payable, accrued expenses, subordinated debt	$ 453,505
Ratio of aggregate indebtedness to net capital	9.97 to 1

Statement Pursuant to Rule 17a-5(d)(4)

A reconciliation with the Company's computation of net capital as reported in the unaudited Part II A of Form X-17A-5 was not prepared as there are no material differences between the Company's computation of net capital and the computation contained herein.

INTERCAM SECURITIES, INC.
SCHEDULE II
STATEMENT PURSUANT TO RULE 17a-5(d)(2) OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

The Company had no liability subordinated to claims of general creditors as of January 1, 2008. During the year, there was a loan advanced to the Company in the amount of $450,000, which was outstanding at December 31, 2008.

INTERCAM SECURITIES, INC.
SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c-3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2008

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS:

The Company operates under the exemptive provisions of paragraph (k)(2)(ii) of SEC Rule 15c3-3. The Company has no customers.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS

The Company has complied with the exemptive requirements of SEC Rule 15c3-3 and did not maintain possession or control of any customer funds or securities as of December 31, 2008.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
406 Lippincott Drive
Suite J
Marlton NJ, 08053
(856) 346-2828 Fax (856) 396-0022

REPORT ON INTERNAL CONTROL

Intercam Securities, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of Intercam Securities, Inc., as of and for the year ended December 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5 (g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BAGELL, JOSEPHS, LEVINE & COMPANY, LLC.

BAGELL, JOSEPHS, LEVINE & COMPANY, L.L.C.
Certified Public Accountants
Marlton, New Jersey

February 27, 2009

INTERCAM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

BAGELL, JOSEPHS, LEVINE
& COMPANY, L.L.C.

Certified Public Accountants

www.bjlcpas.com

INTERCAM SECURITIES, INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2008

INTERCAM SECURITIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 2008

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